Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the three months ended June 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months ended June 30, 2022. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim consolidated financial statements (the “Q1 Financial Statements”) and accompanying notes for the three months ended June 30, 2022 and 2021, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2022. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q1 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to August 10, 2022, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q1 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 1

requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the continued COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A and the MD&A for the year ended March 31, 2022, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya advises in strategy and digital transformation, with more than 3,900 professionals, including the recent acquisition of Datum Consulting Group, LLC and its affiliates (“Datum”) (the “Datum Acquisition”) (see section 12), in Canada, the U.S., and internationally and assists clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 2

Business Offerings
Alithya's business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, employee experience and transformative change enablement and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Solutions Services. Alithya’s experts guide clients through all facets of Application Solutions Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions Services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the U.S. and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 3

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 4

4. Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity, and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 5

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, depreciation of property and equipment and right-of-use assets, and impairment of intangibles and goodwill.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation, amortization, and impairment. For a reconciliation of net loss to EBITDA, see section 7.7 titled “EBITDA and Adjusted EBITDA”.
Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, share-based compensation, business acquisition, integration and reorganization costs, internal ERP systems implementation, and other redundant and non-recurring items.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the profitability generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see section 7.7 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates from the equivalent period of the prior year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 6

“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 7.1 titled “Revenues”.
Gross Margin, Excluding PPP Loan Forgiveness, as a Percentage of Revenues
“Gross Margin, Excluding PPP Loan Forgiveness, as a Percentage of Revenues” is calculated by subtracting PPP loan forgiveness from gross margin and dividing the result by revenues. Management believes that Gross Margin, Excluding PPP Loan Forgiveness, as a Percentage of Revenues is a useful measure for investors as it allows comparability of gross margin from one period to another by excluding the impact of the timing of non-recurring PPP loan forgiveness.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash and restricted cash. For the calculation of Net Debt, see section 9.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.
“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 7

6. Financial Highlights

Results of Operations	Three months ended June 30,
(in $ thousands)	2022	2021
	$	$
Revenues	126,764	102,921
Net Loss	(4,164)	(2,032)
Basic and Diluted Loss per Share	(0.04)	(0.02)
EBITDA (1)	3,419	1,582
EBITDA Margin (1)	2.7%	1.5%
Adjusted EBITDA (1)	6,198	7,012
Adjusted EBITDA Margin (1)	4.9%	6.8%

Other	June 30,	March 31,
(in $ thousands)	2022	2022
	$	$
Total Assets	476,590	447,721
Non-Current Financial Liabilities (2)	143,465	105,113
Total Long-Term Debt	142,888	106,677
Net Debt (3)	62,694	45,840

Shares, Stock Options and Share Units Outstanding	August 9,
2022
Class A Subordinate Voting Shares (“Subordinate Voting Shares”)	87,177,832
Class B Multiple Voting Shares (“Multiple Voting Shares”)	7,171,616
Stock Options (4)	4,952,562
Deferred Share Units (“DSUs”)	482,906
Restricted Share Units (“RSUs”)	181,498
Performance Share Units (“PSUs”)	858,383

1 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.7 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.
2 Non-current financial liabilities include the long-term portion of the long-term debt and the long-term portion of lease liabilities.
3 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 9.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures.
4 Includes 657,896 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 8

For the three months ended June 30, 2022:
•Revenues increased 23.2% to $126.8 million, compared to $102.9 million for the same quarter last year.
•Adjusted EBITDA amounted to $6.2 million, or 4.9% of revenues, compared to $7.0 million, including the forgiveness of $5.9 million in Paycheck Protection Program ("PPP") loans, or 6.8% of revenues, for the same quarter last year.
•Gross margin increased 20.2% to $34.1 million, compared to $28.3 million for the same quarter last year.
•Gross margin as a percentage of revenues(5) was 26.9%, compared to 27.5% for the same quarter last year. Excluding the impact of the forgiveness of the $4.6 million in PPP loans recorded to cost of revenues in the first quarter of last year, gross margin as a percentage of revenues(6) would have amounted to 23.1% for the three months ended June 30, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 26.5% for the fourth quarter of last year.
•Net loss was $4.2 million, or $0.04 per share, compared to a net loss of $2.0 million, including the forgiveness of $5.9 million in PPP loans, or $0.02 per share, for the same quarter last year.
•Q1 bookings(5) reached $145.4 million, which translated into a book-to-bill ratio(5) of 1.15 for the quarter, and on a trailing twelve months basis, bookings were $468.7 million, which translated into a book-to-bill ratio of 1.02.

5 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
6 Gross Margin, Excluding PPP Loan Forgiveness, as a Percentage of Revenues, which is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 9

7. Results of Operations

	For the three months ended June 30,
(in $ thousands, except for per share data)	2022	2021
	$	$
Revenues	126,764	102,921
Cost of revenues	92,700	74,581
Gross margin	34,064	28,340

Operating expenses
Selling, general and administrative expenses	28,927	22,747
Business acquisition, integration and reorganization costs	1,882	3,943
Depreciation	1,579	1,553
Amortization of intangibles	4,699	3,380
Foreign exchange loss (gain)	(164)	68
	36,923	31,691
Operating loss	(2,859)	(3,351)
Net financial expenses	1,793	949
Loss before income taxes	(4,652)	(4,300)
Income tax recovery
Current	(116)	(48)
Deferred	(372)	(2,220)
	(488)	(2,268)
Net loss	(4,164)	(2,032)
Basic and diluted loss per share	(0.04)	(0.02)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 10

7.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended June 30,
(in $ thousands, except for percentages)	2022	2021	%(2)

Total Alithya revenue as reported	126,764	102,921	23.2%
Variation prior to foreign currency impact	21.9%
Foreign currency impact	1.3%
Variation over previous period	23.2%
Canada
Constant Dollar Revenue	78,197	69,024	13.3%
Foreign currency impact	—
Canada revenue as reported	78,197	69,024	13.3%
U.S.
Constant Dollar Revenue	42,973	30,927	38.9%
Foreign currency impact	1,652
U.S. revenue as reported	44,625	30,927	44.3%
International
Constant Dollar Revenue	4,291	2,970	44.5%
Foreign currency impact	(349)
International revenue as reported	3,942	2,970	32.7%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $126.8 million for the three months ended June 30, 2022, including $8.4 million from Vitalyst, LLC (“Vitalyst”) following its acquisition by the Company on January 31, 2022 (the “Vitalyst Acquisition”), representing a $23.9 million increase, or 23.2%, from $102.9 million for the three months ended June 30, 2021. On a sequential basis, revenues increased by $6.8 million, from $120.0 million for the fourth quarter of last year.
Revenues in Canada increased by $9.2 million, or 13.3%, to $78.2 million for the three months ended June 30, 2022, from $69.0 million for the three months ended June 30, 2021. The increase in revenues was due to organic growth in all areas and continued growth from the two long-term contracts signed as part of the acquisition of R3D Consulting Inc. (“R3D”) (the “R3D Acquisition”). On a sequential basis, revenues in Canada increased by $3.0 million, from $75.2 million for the fourth quarter of last year.
U.S. revenues increased by $13.7 million, or 44.3%, to $44.6 million for the three months ended June 30, 2022, from $30.9 million for the three months ended June 30, 2021, due primarily to revenues of $8.4 million from the Vitalyst Acquisition, organic growth in all areas, and a favorable US$ exchange rate impact of $1.7 million. On a sequential basis, revenues in the U.S. increased by $3.9 million, from $40.7 million for the fourth quarter of last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 11

International revenues increased by $0.9 million, or 32.7%, to $3.9 million, from $3.0 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by an unfavorable foreign exchange rate impact of $0.3 million between the two periods.
7.2Gross Margin
Gross margin increased by $5.8 million, or 20.2%, to $34.1 million for the three months ended June 30, 2022, from $28.3 million for the three months ended June 30, 2021. Gross margin as a percentage of revenues decreased to 26.9% for the three months ended June 30, 2022, from 27.5% for the three months ended June 30, 2021. Excluding the impact of the forgiveness of the $4.6 million in PPP loans recorded to cost of revenues in the first quarter of last year, gross margin as a percentage of revenues would have amounted to 23.1% for the three months ended June 30, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 26.5% for the fourth quarter of last year, despite annual salary increases which came into effect in the first quarter of this year.
Gross margin as a percentage of revenues increased in Canada and internationally due to increased revenues from permanent employees relative to subcontractors and increased subscription, software and other revenues, which carry higher margins.
In the U.S., gross margin as a percentage of revenues decreased as a result of reduced governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, as explained above, market pressures on salary costs, and decreased utilization rates in certain areas of the business due to delays in the timing of new project starts. This decrease was partially offset by a positive margin impact from the Vitalyst Acquisition and increased subscription, software and other revenues, which carry higher margins.
7.3Segment Reporting
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. The Group had previously determined that it had one single reportable segment due to similar characteristics of its operating segments, including similar economic characteristics, the nature of services provided to its customers and types of customers comprising its customer base and the regulatory environment in which the Group operates. Information for the comparative period has been restated to also present segment information for the three reportable segments.
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 12

The following tables present the Group's operations based on reportable segments:

	For the three months ended June 30, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	78,197	44,625	3,942	126,764
Operating income by segment	7,458	5,218	370	13,046
Head office general and administrative expenses				7,909
Business acquisition, integration and reorganization costs				1,882
Foreign exchange gain				(164)
Operating income before depreciation and amortization				3,419
Depreciation and amortization				6,278
Operating loss				(2,859)

	For the three months ended June 30, 2021
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	69,024	30,927	2,970	102,921
Operating income by segment	3,828	8,746	216	12,790
Head office general and administrative expenses				7,197
Business acquisition, integration and reorganization costs				3,943
Foreign exchange loss				68
Operating income before depreciation and amortization				1,582
Depreciation and amortization				4,933
Operating loss				(3,351)

7.4Operating Expenses
7.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $28.9 million for the three months ended June 30, 2022, an increase of $6.2 million, or 27.2%, from $22.7 million for the three months ended June 30, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses(1) amounted to 22.8% for the three months ended June 30, 2022, compared to 22.1% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst.

1 Selling, General and Administrative Expenses as a Percentage of Revenues, which is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 13

Expenses in Canada increased by $0.9 million, or 5.5%, to $16.5 million for the three months ended June 30, 2022, from $15.6 million for the three months ended June 30, 2021. This increase was due primarily to increases of $0.7 million in information technology and communications costs, $0.4 million in professional fees, $0.3 in employee training costs, and increases of $0.2 million in travel costs and $0.2 million in business development costs, as these activities are returning to pre-Covid-19 levels. These expenses were partially offset by decreases of $0.8 million in employee compensation costs and $0.2 million in mostly non-cash share-based compensation from fully vested shares.
U.S. expenses increased by $5.0 million, or 75.5%, to $11.6 million for the three months ended June 30, 2022, from $6.6 million for the three months ended June 30, 2021. The increase was due primarily to $2.6 million in expenses from Vitalyst and an increase of $2.3 million in employee compensation costs, as salaries and variable compensation increased with revenues, and as governmental wage subsidies decreased, mainly the forgiveness of $1.3 million in PPP loans recorded in the first quarter of last year. The increased expenses include an unfavorable US$ exchange rate impact of $0.4 million.
International expenses increased by $0.3 million, or 66.6%, to $0.8 million for the three months ended June 30, 2022, from $0.5 million for the three months ended June 30, 2021, primarily due to increased employee compensation costs.
7.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended June 30,
(in $ thousands)	2022	2021
	$	$
Stock option plan	226	190
Share purchase plan – employer contribution	331	254
Share-based compensation granted on business acquisitions	137	478
DSUs	135	157
RSUs	—	92
PSUs	232	—
	1,061	1,171

Share-based compensation amounted to $1.1 million for the three months ended June 30, 2022, representing a decrease of $0.1 million, from $1.2 million for the three months ended June 30, 2021. The decrease in share-based compensation was driven primarily by decreased expenses related to share-based compensation granted on business acquisitions. These grants ceased to generate share-based compensation once fully vested. The decrease was partially offset by increased expenses related to PSUs.
7.4.3Business Acquisition, Integration and Reorganization Costs
Having reached a certain critical mass through acquisitions and continued organic growth, Alithya initiated a review of its cost structure in the fourth quarter of last year and has incurred certain reorganization costs in the current quarter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 14

Business acquisition, integration and reorganization costs amounted to $1.9 million for the three months ended June 30, 2022, representing a decrease of $2.0 million, from $3.9 million for the three months ended June 30, 2021. The decrease was driven primarily by $2.0 million in decreased integration costs, related mainly to the integration of R3D in the first quarter of last year, partially offset by $0.2 million in reorganization costs related to modifications to Alithya's cost structure during the three months ended June 30, 2022, consisting entirely of employee termination and benefits costs.
7.4.4Depreciation
Depreciation totaled $1.6 million for the three months ended June 30, 2022 and 2021. These costs consisted primarily of depreciation of Alithya’s property and equipment and right-of-use assets.
7.4.5Amortization of Intangibles
Amortization of intangibles totaled $4.7 million for the three months ended June 30, 2022, compared to $3.4 million for the three months ended June 30, 2021. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $1.4 million due to the acquisition of Vitalyst.
7.4.6Foreign Exchange Loss (Gain)
Foreign exchange gain amounted to $0.2 million for the three months ended June 30, 2022, compared to a loss of $0.1 million for the three months ended June 30, 2021.
7.5Other Income and Expenses
7.5.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended June 30,
(in $ thousands)	2022	2021
	$	$
Interest on long-term debt	1,235	479
Interest and financing charges	129	75
Interest on lease liabilities	217	177
Amortization of finance costs	83	63
Interest accretion on balances of purchase payable	148	207
Interest income	(19)	(52)
	1,793	949

Net financial expenses amounted to $1.8 million for the three months ended June 30, 2022, representing an increase of $0.8 million, or 88.5%, from $1.0 million for the three months ended June 30, 2021, driven mainly by the increase in long-term debt, as described in section 9.6, and increased variable interest rates, which accounted for the increase in interest on long-term debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 15

7.5.2Income Taxes
Income tax recovery was $0.5 million for the three months ended June 30, 2022, representing a decrease of $1.8 million, from $2.3 million for the three months ended June 30, 2021, due primarily to a decrease in deferred tax recovery in certain entities, partially offset by an increase in current tax expense in certain entities.
7.6Net Loss and Loss per Share
Net loss for the three months ended June 30, 2022 was $4.2 million, an increase of $2.1 million, from $2.0 million, including the forgiveness of $5.9 million in PPP loans, for the three months ended June 30, 2021. The increased loss was driven by decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, increased selling, general and administrative expenses, increased amortization of intangibles, increased net financial expenses, and decreased income tax recovery, partially offset by increased gross margin and decreased business acquisition, integration and reorganization costs in the three months ended June 30, 2022, compared to the three months ended June 30, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.04 for the three months ended June 30, 2022, compared to a net loss of $0.02 per share for the three months ended June 30, 2021.
7.7EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2022	2021
	$	$
Revenues	126,764	102,921
Net loss	(4,164)	(2,032)
Net financial expenses	1,793	949
Income tax recovery	(488)	(2,268)
Depreciation	1,579	1,553
Amortization of intangibles	4,699	3,380
EBITDA	3,419	1,582
EBITDA Margin	2.7%	1.5%
Adjusted for:
Foreign exchange loss (gain)	(164)	68
Share-based compensation	1,061	1,171
Business acquisition, integration and reorganization costs	1,882	3,943
Internal ERP systems implementation	—	248
Adjusted EBITDA	6,198	7,012
Adjusted EBITDA Margin	4.9%	6.8%

EBITDA amounted to $3.4 million for the three months ended June 30, 2022, representing an increase of $1.8 million, from $1.6 million for the three months ended June 30, 2021. EBITDA Margin was equal to 2.7% for the three months ended June 30, 2022, compared to 1.5% for the three months ended June 30, 2021.
Adjusted EBITDA amounted to $6.2 million for the three months ended June 30, 2022, representing a decrease of $0.8 million, from $7.0 million, including the forgiveness of $5.9 million in PPP loans, for the three months

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 16

ended June 30, 2021. As explained above, increased selling, general and administrative expenses and decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, were partially offset by increased gross margin and the contribution from the Vitalyst Acquisition. Adjusted EBITDA Margin was 4.9% for the three months ended June 30, 2022, compared to 6.8% for the three months ended June 30, 2021.
8. Bookings
Bookings during the three months ended June 30, 2022 were $145.4 million, which translated into a book-to-bill ratio of 1.15 for the quarter. For the trailing twelve months, new bookings were $468.7 million, which translated into a book-to-bill ratio of 1.02.
9. Liquidity and Capital Resources
9.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three months ended June 30, 2022 and 2021:

	For the three months ended June 30,
(in $ thousands)	2022	2021
	$	$
Net cash (used in) from operating activities	(11,359)	526
Net cash (used in) from investing activities	1,335	(747)
Net cash from financing activities	32,447	3,993
Effect of exchange rate changes	260	(22)
Net change in cash	22,683	3,750
Cash at the beginning of the period	17,655	6,903
Cash at the end of the period	40,338	10,653

9.2Cash Flows - Operating Activities
For the three months ended June 30, 2022, net cash used in operating activities was $11.4 million, representing an increase of $11.9 million, from $0.5 million of cash generated for the three months ended June 30, 2021. The cash used in the three months ended June 30, 2022 resulted primarily from the net loss of $4.2 million, plus $6.6 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $13.8 million in unfavorable changes in non-cash working capital items, driven mainly by a temporary increase in unbilled revenues. In comparison, the cash flows for the three months ended June 30, 2021 resulted primarily from the net loss of $2.0 million, less $2.0 million of non-cash adjustments to the net loss, consisting primarily of the forgiveness of PPP loans and

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 17

deferred taxes, partially offset by depreciation and amortization and share-based compensation, and $4.5 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $13.8 million during the three months ended June 30, 2022 consisted primarily of a $12.1 million increase in unbilled revenues, a $4.9 million decrease in accounts payable and accrued liabilities, a $2.7 million increase in tax credits receivable, a $1.2 million decrease in deferred revenues, and a $0.4 million increase in prepaids, partially offset by a $7.5 million decrease in accounts receivable and other receivables. For the three months ended June 30, 2021, favorable changes in non-cash working capital items of $4.5 million consisted primarily of a $9.3 million increase in accounts payable and accrued liabilities, a $0.8 million decrease in prepaids, a $0.6 million decrease in income taxes receivable, and a $0.3 million increase in income taxes payable, partially offset by a $2.7 million increase in unbilled revenues, a $1.9 million increase in accounts receivable and other receivables, a $1.7 million increase in tax credits receivable, and a $0.1 million decrease in deferred revenues.
9.3Cash Flows - Investing Activities
For the three months ended June 30, 2022, net cash from investing activities was $1.3 million, representing an increase of $2.0 million, from $0.7 million of cash used for the three months ended June 30, 2021. The cash flows for the three months ended June 30, 2022 resulted primarily from a decrease in restricted cash, partially offset by the acquisition of Trafic 3W Inc. on April 1, 2022 and purchases of property and equipment as part of the ordinary course of business. In comparison, the cash used in the three months ended June 30, 2021 resulted primarily from the R3D Acquisition and purchases of property and equipment.
9.4     Cash Flows - Financing Activities
For the three months ended June 30, 2022, net cash from financing activities was $32.4 million, representing an increase of $28.4 million, from $4.0 million for the three months ended June 30, 2021. The cash flows for the three months ended June 30, 2022 resulted primarily from $40.5 million in proceeds from long-term debt, net of related transaction costs, as described in section 9.6, partially offset by $6.7 million in long-term debt repayments, $0.9 million in repayments of lease liabilities, and $0.5 million in shares purchased for cancellation. In comparison, the cash flows for the three months ended June 30, 2021 resulted primarily from $27.5 million in proceeds from long-term debt, net of related transaction costs, partially offset by $23.1 million in long-term debt repayments and $0.5 million in repayments of lease liabilities.
9.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 18

9.6    Long-Term Debt and Net Debt
The following table summarizes the Group’s long-term debt:

As at	June 30,	March 31,
(in $ thousands)	2022	2022
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	102,934	66,631
Secured loans (b)	8,596	8,596
Subordinated unsecured loan (c)	20,000	17,500
Balance of purchase price payable paid in April 2022	—	3,100
Balance of purchase price payable with a nominal value of $1,800,000, non-interest bearing (6.0% effective interest rate), payable on October 1, 2022	1,774	1,748
Balance of purchase price payable with a nominal value of $8,784,000 (US$6,825,000), non-interest bearing (6.0% effective interest rate), payable on December 13, 2022	8,557	8,178
Deferral of employment tax payments (US$1,219,000)	1,569	1,521
Other	98	120
Unamortized transaction costs (net of accumulated amortization of $837,000 and $754,000)	(640)	(718)
	142,888	106,676
Current portion of long-term debt	16,653	19,316
	126,235	87,360

(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion. Under the terms of the agreement, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(b) The secured loans are with Investissement Québec and finance the 2021 and 2022 refundable tax credits. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4,670,000, and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $3,926,000.
(c) The subordinated unsecured loan with Investissement Québec, in the amount of $20,000,000, matures on October 1, 2025. Under the terms of the loan, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at June 30, 2022.
Total long-term debt as at June 30, 2022 increased by $36.2 million, to $142.9 million, from $106.7 million as at March 31, 2022, due primarily to an increase of $36.3 million in drawings under the Credit Facility in anticipation of the cash consideration payable on July 1, 2022 related to the Datum Acquisition (see section 12) and to fund operations, and an increase of $2.5 million in the subordinated unsecured loan, partially offset by the payment of a $3.1 million balance of sale related to a previous acquisition. The increase in total long-term debt resulted in a $22.7 million increase in cash as at June 30, 2022 compared to March 31, 2022.
As at June 30, 2022, cash amounted to $40.3 million and $102.9 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2022, cash amounted to $17.7 million, restricted

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 19

cash held in trust as required by contractual obligations arising from business acquisitions was $3.3 million, and $66.6 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt:

As at	June 30,	March 31,
(in $ thousands)	2022	2022
	$	$
Current portion of long-term debt	16,653	19,316
Non-current portion of long-term debt	126,235	87,360
Total long-term debt	142,888	106,676
Less:
Cash	40,338	17,655
Restricted cash	—	3,254
	40,338	20,909
Net Debt	102,550	85,767

During the three months ended June 30, 2022, Alithya's Net Debt increased primarily as a result of the increased borrowing under the Credit Facility, as explained above, and the decrease in restricted cash, partially offset by the increase in cash.
9.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2022 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2022 outside of Alithya’s ordinary course of business.
9.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2022 and Note 13 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2022 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 20

10. Share Capital
10.1Issued
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2022	85,554,000	300,901	7,171,616	4,321
Shares purchased for cancellation	(178,230)	(627)	—	—
Ending balance as at June 30, 2022	85,375,770	300,274	7,171,616	4,321

During the three months ended June 30, 2022, the following transaction occurred:
•The purchase for cancellation of 178,230 Subordinate Voting Shares under the Company's normal course issuer bid (“NCIB”) for a total cash consideration of $530,000 and a carrying value of $627,000. The excess of the carrying value over the purchase price in the amount of $97,000 was credited to deficit.
10.2Normal Course Issuer Bid
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company.
Purchases under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at June 30, 2022, the Company could purchase up to 4,926,642 Subordinate Voting Shares for cancellation under the NCIB.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 21

11. Related Parties
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties.

	For the three months ended June 30,
(in $ thousands)	2022	2021
	$	$
Revenues*	3,661	5,870

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

As at	June 30,	March 31,
(in $ thousands)	2022	2022
	$	$
Trade accounts receivable	3,262	4,287

12. Subsequent Event
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of U.S.-based Datum.
The Datum Acquisition was completed for total consideration of up to US$45.5 million ($58.4 million), including the assumption of estimated IFRS 16 lease liabilities of US$0.5 million ($0.6 million), subject to working capital and other adjustments. The consideration consisted of: (i) approximately US$13.7 million ($17.6 million) in cash on closing; (ii) US$4.0 million ($5.1 million) payable by the issuance of 1,867,262 Subordinate Voting Shares on closing, (iii) deferred cash consideration of approximately US$10.3 million ($13.3 million) and deferred share consideration of US$4.0 million ($5.1 million), both payable over three years and (iv) potential earn-out consideration of up to US$13.0 million ($16.7 million), payable in cash (75%) and shares (25%), based on annual gross profit increases, payable over three years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 22

13. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2020	2020	2021	2021	2021	2021	2022	2022
Revenues	68,355	70,606	77,971	102,921	105,277	109,713	119,974	126,764
Cost of revenues	49,623	50,178	54,517	74,581	76,804	81,456	88,891	92,700
Gross margin	18,732	20,428	23,454	28,340	28,473	28,257	31,083	34,064
	27.4%	28.9%	30.1%	27.5%	27.0%	25.8%	25.9%	26.9%
Operating expenses
Selling, general and administrative expenses	20,146	20,421	21,740	22,747	24,885	25,002	26,204	28,927
Business acquisition, integration and reorganization costs	190	500	718	3,943	689	857	6,128	1,882
Depreciation	927	900	1,058	1,553	1,247	1,400	1,235	1,579
Amortization of intangibles	2,892	2,703	2,490	3,380	3,450	3,438	4,017	4,699
Foreign exchange loss (gain)	344	47	74	68	(42)	(27)	(25)	(164)
	24,499	24,571	26,080	31,691	30,229	30,670	37,559	36,923
Operating loss	(5,767)	(4,143)	(2,626)	(3,351)	(1,756)	(2,413)	(6,476)	(2,859)
Net financial expenses	827	870	849	949	1,075	1,203	1,352	1,793
Gain on recovery of note receivable	(660)	—	—	—	—	—	—	—
Loss before income taxes	(5,934)	(5,013)	(3,475)	(4,300)	(2,831)	(3,616)	(7,828)	(4,652)
Income tax recovery	(443)	(220)	(950)	(2,268)	(54)	(130)	(575)	(488)
Net loss	(5,491)	(4,793)	(2,525)	(2,032)	(2,777)	(3,486)	(7,253)	(4,164)
Basic and diluted loss per share	(0.09)	(0.08)	(0.04)	(0.02)	(0.03)	(0.04)	(0.08)	(0.04)

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in most areas of the Company’s business. Fluctuations in gross margin over the previous eight quarters can be attributed to a steady migration towards higher value-added services, offset by the negative impacts of the COVID-19 pandemic and the R3D Acquisition, whose revenues historically show a higher proportion from billable subcontractors. Selling, general and administrative expenses have increased mainly from business acquisitions, net of possible synergies, and additional costs associated with carrying out the strategic business plan and increased recruiting in order to grow revenues. As a percentage of consolidated revenues, total selling, general and administrative expenses have trended downward over the period. Other expenses, such as business acquisition, integration and reorganization costs and depreciation and amortization of intangibles, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 23

14. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q1 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2022. The accounting policies have been applied consistently by all entities of the Group.
15. Accounting Standard Amendments Effective for the Year Ending March 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.
16. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the Q1 Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 24

and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. These amendments are subject to future developments. Certain application issues resulting from the 2020 amendments were raised with the Board, which resulted in the Board publishing exposure draft ED/2021/9 Non-Current Liabilities with Covenants in November 2021. Further amendments to IAS 1 are proposed as well as a deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. The exposure draft was open for comment until March 21, 2022. Management is currently assessing, but has not yet determined, the impact of the amendment on the Group’s consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 25

for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
17. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2022, all of which are hereby incorporated by reference. The following update, which highlights the risks associated with having increased international operations following the Datum Acquisition on July 1, 2022 and using international delivery centers, should be read in conjunction with these risks and uncertainties, which have not materially changed.
International operations
We manage operations in several jurisdictions around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to a variety of issues, such as financial, regulatory, political, cultural and social challenges. These include: (i) currency fluctuations, (ii) risks related to, and the burden of, complying with a wide variety of local, national and international laws, regulations and policies; (iii) changes in regulatory practices and taxes, (iv) difficulties or expenses in enforcing contractual rights or intellectual property rights in certain jurisdictions; (v) exchange controls and other funding restrictions and limitations on the Company’s ability to repatriate cash, funds or capital invested or held in certain jurisdictions in which the Company operates, (vi) cultural, logistical and communications challenges; (vii) general social, economic and political conditions or instability in one or more specific jurisdictions and/or globally, including recessions, political changes or disruptions and other economic crises in one or more jurisdictions in which Alithya operates, and (viii) the risks that foreign ownership restrictions with respect to operations in certain jurisdictions could be adopted. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
18. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded,

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 26

processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2022.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2022.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of Vitalyst, which was acquired on January 31, 2022, the operating results of which are included in the Q1 Financial Statements of the Company. The scope limitation is in accordance with NI 52-109 adopted by Canadian securities regulators and existing SEC guidance, which allow an issuer to limit its design of internal controls over financial

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 27

reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
For the three months ended June 30, 2022, Vitalyst contributed revenues of $8.4 million and generated a net loss of $0.2 million. In addition, as at June 30, 2022, Vitalyst's current assets and current liabilities represented approximately 4.0% of consolidated current assets and 8.8% of consolidated current liabilities, respectively. Non-current assets, which exclude intangible assets and goodwill from the acquisition, and non-current liabilities represented approximately 1.5% of consolidated non-current assets and 1.9% of consolidated non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the annual audited consolidated financial statements of the Company for the year ended March 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three months ended June 30, 2022	| 28